UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Lifesciences Opportunities Incorporated
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

None
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Christopher Knight
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 544,570
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 544,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.0001 per share (“Common Stock”), of Lifesciences Opportunities Incorporated, a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8447 Wilshire Blvd, Suite 102, Beverly Hills, CA 90211.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Christopher Knight. Mr. Knight’s address is 1601 North Sepulveda Blvd., #790, Manhattan Beach, CA 90266. Mr. Knight’s present principal occupation or employment is actor/entertainer and the name, principal place of business and address of any corporation or other organization in which such employment is conducted is Porkchop Phenomenon, Inc., 32107 Lindero Cyn Road, #235, Westlake Village, CA 91361.

(d) - (e) During the last five years, Mr. Knight has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Knight is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 11, 2008, DRTATTOFF, LLC, a California limited liability company (“Dr. TATTOFF”) merged (the “Merger”) with and into the Issuer, pursuant to an Agreement and Plan of Merger, dated as of September 7, 2007, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, certain outstanding units of Dr. TATTOFF membership interests (“Units”) were converted into the right to receive one validly issued, fully paid and non-assessable share of Common Stock on a one-for-one basis. Immediately prior to the Merger, Mr. Knight owned 544,570 Units, which were exchanged for 544,570 shares of Common Stock of the Issuer as provided in the Merger Agreement.

Item 4. PURPOSE OF TRANSACTION.

Mr. Knight acquired the shares of Common Stock in the Merger as described in Item 3 herein.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Roland Perry, the Issuer’s sole officer and director, resigned from the positions of principal executive officer and principal financial officer effective immediately and from his position as the Issuer’s director effective on the tenth day after the mailing of a Schedule 14F-1 statement to the Issuer’s shareholders. Following Mr. Perry’s resignation as officer and pursuant to the Merger Agreement, James Morel, John Keefe and Ian Kirby were appointed Chief Executive Officer, Chief Financial Officer, and Chief Marketing Officer, respectively, of the Issuer. Mr. Morel and Dr. William Kirby will become the directors of the Issuer on the effective date of the resignation of Mr. Perry. John J. Klobnak will also become a director of the Issuer and be named Chairman of the Board on such date provided certain other conditions are met.

As a result of the consummation of the Merger, the Issuer intends to amend its Articles of Incorporation in order to change its corporate name to “Dr. Tattoff, Inc.” in the near future.

References to, and the descriptions of, the Merger Agreement and the amendments thereto are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Knight, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, Mr. Knight may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market if the Issuer’s Common Stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Knight may deem advisable. Mr. Knight reserves the right to dispose of any or all of his shares of Common Stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Knight intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above, Mr. Knight does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Knight may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As a result of the Merger, on the filing date of this Schedule 13D, Mr. Knight beneficially owned, in the aggregate, 544,570 shares of Common Stock, representing approximately 5.2% of the Issuer’s outstanding shares of Common Stock (based on 10,470,336 shares of Common Stock issued and outstanding as of February 11, 2008 according to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on February 11, 2008).

(b) Mr. Knight directly owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Knight has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Mr. Knight, no person is known by Mr. Knight to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Knight.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Knight, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 1, 2007).

2.2	Amendment Number 1 to the Agreement and Plan of Merger, dated October 5, 2007 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on February 11, 2008).

2.3	Amendment Number 2 to the Agreement and Plan of Merger, dated February 1, 2008 (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-QSB filed on February 8, 2008).

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008

/s/ Christopher Knight
Name: Christopher Knight

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 7, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer filed on October 1, 2007).

2.2	Amendment Number 1 to the Agreement and Plan of Merger, dated October 5, 2007 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Issuer filed on February 11, 2008).

2.3	Amendment Number 2 to the Agreement and Plan of Merger, dated February 1, 2008 (incorporated by reference to Exhibit 2.3 to the Quarterly Report on Form 10-QSB filed on February 8, 2008).